

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2012

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

> **Re:** **Constellium Holdco B.V.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted December 4, 2012**
> **File No. 377-00059**

Dear Mr. Vareille:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

2. Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each

of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

3. Please be advised that after the confidential draft review process is completed, and at the time of the public filing of your Form F-1, you must file on EDGAR all correspondence submitted in response to our comments regarding the draft submission and other correspondence.

4. We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

5. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C under the Securities Act of 1933, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

6. Please tell us when you intend to identify the underwriter(s) of the offering. We would anticipate that your next amendment reflects the designation of the underwriter(s).

7. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation payable to the underwriters has received clearance by FINRA.

8. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. Please understand that we will need adequate time to review these materials before effectiveness.

9. Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

Prospectus Cover Page

10. Please revise your disclosure to indicate that this is your first public offering and that prior to the IPO, no public market existed for your shares.

Market and Industry Data, page iii

11. We note your disclosure in this subsection; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management's belief, industry data, general articles or another source. Refer to the following examples:

- "we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe" [page 1];

- the chart showing your leading market positions across your segments [page 10];

- the new stretcher in the Ravenswood facility "is the most powerful stretcher in our industry" [page 11];

- "Singen has improved our reputation in many product areas…" [page 84]; and

- "aluminum rolled products… constitute almost 50 percent of all aluminum volumes used" [page 87].

     Please note that the above list is not meant to be exclusive. Where disclosure requires it, please identify the information source(s) serving as basis for your disclosure. If this information is based upon management's beliefs, please indicate that this is the case. If the information is based upon other sources, please provide us supplementally copies of these sources marked to highlight the information you are using to support your disclosures.

12. If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by your for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. We note, for example, the reference to certain "CRU" data starting on page 5 of the prospectus, statistical information provided by LMC Automotive, and the study done by Frost & Sullivan, both referenced on page 91. We may have additional comments after we review your response.

13. At the end of the second paragraph of your disclosure please clarify the intended meaning of your statement that you "have converted historical data using [y]our financial methodology and forecast based on a constant exchange rate in line with the most recent year in the forecast" as it is not readily apparent. Please consider providing an example to illustrate your disclosure or reference a section in the filing where this disclosure is made.

Basis of Presentation, page iii

14. Refer to your disclosure in the penultimate paragraph. As you may not assign or disclaim any party's responsibility under the federal securities laws for information included in a registration statement, please remove disclosure asking investors "to irrevocably acknowledge and agree" that Rio Tinto is not responsible for the 2009 and 2010 financial statements.

Summary, page 1

Our Competitive Strengths, page 9

Stable business model that delivers robust free cash flow across the cycle, page 11

15. Please further explain how your cash flows are countercyclical and how working capital is impacted when cash flow is replaced with inventory purchases. In addition, please consider providing comparative quantitative disclosure of your cash flows, demonstrating their consistency and stability, or include a reference where such information is disclosed in the filing.

Corporate History and Information, page 14

16. Please revise your disclosure here to indicate the percentage of equity ownership to be held by the public stockholders following the offering.

17. In connection with the offering, you will convert into a Dutch public limited liability company. Please disclose whether there will be any impact to your financial statements as a result of this conversion.

Summary of Consolidated Historical Financial Data, page 17

18. In regards to your presentation of Segment Adjusted EBITDA and Management Adjusted EBITDA, please address the following:
   - Please expand your disclosures to clarify why you believe both of these Adjusted EBITDA amounts are useful performance measures pursuant to Item 10(e)(1)(i)(C) of Regulation S-K;
   - Your disclosures on page 19 indicate that the primary use for Management Adjusted EBITDA is for debt covenant compliance purposes whereas Segment Adjusted EBITDA is primarily used to measure the performance of your segments. Based on what appears to be the primary purpose for presenting Management Adjusted EBITDA, it is not clear why you would present this amount for each segment beginning on page 4. In a similar manner, it is not clear why you would focus on Management Adjusted EBITDA in your overview section beginning on page 2. Please advise;
   - You present Segment Adjusted EBITDA and Management Adjusted EBITDA per ton amounts. Please present the comparable IFRS amounts pursuant to Item 10(e)(1)(i)(a) of Regulation S-K;
   - Please disclose how you calculate the amount of the metal price lag adjustment to arrive at Management Adjusted EBITDA;
   - The definition of Management Adjusted EBITDA provided on page 19 does not appear to include the impact of cost savings. In this regard, it is not clear how you determined it was appropriate to present alternative Management Adjusted EBITDA

amounts in note (j) which further adjusts for this amount. Please advise or remove these amounts; and

- Given that you incurred exceptional consulting costs in each of the three years ended December 31, 2011, please clarify how you determined it was appropriate to characterize these costs as exceptional. Please see Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

19. In addition to Segment Adjusted EBITDA and Management Adjusted EBITDA, you present EBITDA in certain places including on page F-18. Please confirm that these EBITDA amounts represent EBITDA as is commonly defined. If not, please retitle these measures. Please also ensure that you are using consistent terminology to describe your EBITDA amounts throughout the filing. For example, if the EBITDA amounts presented on page F-18 actually represent Management Adjusted EBITDA, you should refer to it as Management Adjusted EBITDA rather than EBITDA.

Risk Factors, page 21

A portion of our revenues is derived from international operations…, page 24

20. If there are material risks unique to each country that is material to your operations or expansion, please include them here or as separate risks.

We may not be able to adequately protect proprietary rights to our technology, page 32

21. Since you have manufacturing facilities and a growing presence in China, disclose that China has provided less protection to a company's intellectual property than the United States or the Netherlands.

Failure to protect our information against cyber-attacks or information security breaches could have a material adverse effect on our business, page 33

22. Please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No.2 , to address, among other things, (i) the adequacy of preventative actions taken to reduce cybersecurity risks, (ii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iii) risks related to cyber incidents that may remain undetected for an extended period of time, and (iv) whether you have obtained relevant insurance coverage.

Product liability claims against us could result in significant costs. . ., page 34

23. Disclose whether you possess product liability insurance that you believe to be adequate given your exposure to product liability lawsuits.

<u>Our operations present significant risk of injury or death, page 34</u>

24. It is unclear whether hazards associated with your heavy industrial activities have ever resulted in incidents that disrupt your operations or expose you to significant losses or liabilities. Please clarify and, to the extent applicable, quantify the impact of any such incidents.

<u>We are principally owned by Apollo, Rio Tinto and FSI . . . , page 35</u>

25. Please be more specific about the "certain board representation rights" that Apollo, Rio Tinto and FSI will have under the Amended and Restated Shareholders Agreement. In particular, we note that Apollo will be entitled to appoint a majority of the directors of the company, provided that certain conditions are met. Clarify the extent to which any board members will be elected by vote of the public shareholders.

<u>We are a foreign private issuer . . . , page 36</u>

26. We note that you intend to rely on exemptions from "certain" of the NYSE corporate governance rules. Please clarify which rules you will rely on exemptions from as a foreign private issuer.

27. Clarify that foreign private issuers are exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to distribute a proxy statement *pursuant to Exchange Act Section 14* in connection with the solicitation of proxies for shareholders meetings.

<u>We do not comply with all of the provisions of the Dutch Corporate Governance Code, page 36</u>

28. In this risk factor, briefly identify the principal Dutch Corporate Governance Code provisions with which you do not intend to comply. Alternatively, provide a reference to where in the registration statement an investor may find a more detailed discussion of this information (i.e. page 132).

<u>Provisions of our organizational documents and Dutch corporate law may impede or discourage a takeover…, page 38</u>

29. Refer to the disclosure requirements of Item 10.B.7 in Part I of Form 20-F. Please consider expanding your "Description of Capital Stock" disclosure on page 125 to include under a separate descriptive subheading disclosure similar to this risk factor disclosure.

In connection with this offering, we will convert from a Dutch private limited company to a
Dutch public limited liability company, page 40

30. In an appropriate section of the filing, please explain the implications resulting from
     converting from a private to a public Dutch limited company. In addition, please expand
     this risk factor by discussing the material differences between the rights of shareholders
     and responsibilities of the members of the board of directors between an U.S. and a Dutch
     company.

Use Of Proceeds, page 44

31. As indicated in Items 3.C.1 and 2 in Part I of Form 20-F, please revise your disclosure to
     provide a breakdown of each principal intended use of the offering proceeds in order of
     priority, to the extent that the anticipated proceeds may not be sufficient to fund all of the
     proposed purposes. In addition, since you disclose that the anticipated proceeds may be
     used to fund acquisition opportunities, please discuss, to the extent relevant, the status of
     any contemplated acquisitions. If you have no specific plans for the proceeds, then please
     discuss the principal reasons for your offering. Refer to Item 3.C.1 and 3 in Part I of Form
     20F.

Capitalization, page 46

32. The capitalization table is not supposed to function as a balance sheet. Accordingly, delete
     the "cash and cash equivalents" item.

33. Please clearly show in the notes how you computed each pro forma and pro forma as
     adjusted amount, including a discussion of any significant assumptions and estimates
     used to arrive at the amounts.

Dilution, page 47

34. With a view towards disclosure, please explain to us whether your dilution analysis
     assumes the underwriters' exercise of the overallotment option.

Our History and Corporate Structure, page 48

35. If the length of the company's life is not indefinite, please identify the corporate life term in
     the filing. Refer to Item 4.A.2. in Part I of Form 20-F.

36. Please disclose here or in an appropriate section of the registration statement, the name of
     agent in the United States, as host country. Please see Item 4.A.3 in Part I of Form 20-F.

Corporate Structure, page 49

37.   Please consider revising your graphical presentation to include your significant subsidiaries by name, identifying also their country of incorporation and proportion of ownership percentage. Refer to Item 4.C in Part I of Form 20-F.

Management's Discussion and Analysis, page 52

Results of Operations, page 58

38.   For both the consolidated and segment results of operations discussions, please quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items. For example, in your results of operations discussion for the Aerospace & Transportation segment for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, you state that Segment Adjusted EBITDA increased by 61% or 22 million Euros due to increased prices and higher volumes and the positive effects of the operational turnaround at the Ravenswood facility. These increases were offset by inflation and currency effects. In addition to separately quantifying the impact of each of these factors, you should discuss the underlying business reasons for each of these factors. For example, you should give additional insight as to what caused an increase in sales volumes. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

39.   It appears that your results of operations could be materially impacted by metal prices, foreign currency exchange rates and interest rates which you attempt to minimize using financial instruments. Please specifically discuss the impact of these financial instruments on your results of operations for each period presented if material. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in metal prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to your needs. In addition, please also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

40.   Subsequent to your results of operations discussion by segment, please provide a discussion of the business reasons for fluctuations in the Eliminations and Other column presented in your segment note to the financial statements.

Covenant Compliance and Financial Ratios, page 71

41.   Please discuss the terms of all significant covenants that you are subject to in your debt agreements, including any required ratios/amounts. Please also clearly state whether you were in compliance with all covenants. For example, it appears that you are still subject to

the cumulative cash outflow covenant related to your ABL Facility which is disclosed on page F-60 and for which you were not in compliance with for the period January 1, 2011 through December 31, 2011. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Liquidity and Capital Resources, page 73

42. Given your significant foreign operations, please enhance your liquidity disclosure to address the following:
   - Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of June 30, 2012;
   - Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;
   - Disclose, if true, that you do not intend to repatriate these amounts; and
   - Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.
   Refer to Item 5(b) of the Form 20-F.

43. You state that your primary sources of cash have historically been cash flows from operating activities and funding and borrowings from external parties and related parties. You believe your cash on hand, cash flows from operations, and availability under Term Loan and revolving credit facilities will enable you to meet your working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. Given that you have not generated cash flows from operations in each of the two years ended December 31, 2011 or the six months ended June 30, 2012, it is not clear how you determined that this is one of your primary sources of cash. Please further clarify in your disclosures.

44. You had total liquidity of 308 million Euros which is comprised of 113 million Euros of cash and cash equivalents and 195 million Euros of undrawn credit facilities. The term loan facility provided by Apollo and FSI also provides for an additional 96 million of uncommitted loans in the event of your insolvency. It is not clear if the undrawn credit facilities amount of 113 million Euros includes this additional 96 million Euros. Please clarify in your disclosures. If this amount is included, please explain how you determined this is appropriate given that it only appears to be available in the event of insolvency.

45.   Please expand your liquidity and capital resources discussion to address your exposure to
      margin calls.

Financing Arrangements, page 76

Historical Capital Expenditures, page 76

46.   There appears to be a typographical error in the heading of the third column. It appears
      that this column relates to the year ended December 31, 2011. Please revise as necessary.

47.   Please revise your disclosure to quantify the amount of the capital expenditures required in
      connection with your currently ongoing projects. See Item 4.A.6. in Part I of Form 20-F.

Contractual Obligations, page 76

48.   Please revise your table of contractual cash obligations to include estimated interest
      payments on your borrowings. Because the table is aimed at increasing transparency of
      cash flows, we believe these payments should be included in the table. Please also disclose
      any assumptions you made to derive these amounts in a footnote to the table.

Business, page 79

Our Operating Segments, page 81

49.   Please note that the information required to be provided in accordance with Item 4.B.2. in
      Part I of Form 20-F must be provided for each of the last three financial years for each
      category of activity as well as each geographic market in which you complete. Please
      revise your disclosure accordingly.

Aerospace & Transportation Operating Segment, page 82

50.   In the first paragraph, please revise your disclosure to elaborate on the nature of your
      services "designed to optimize customer operations and reduce costs."

51.   You state that the aerospace products are typically subject to long qualification. Please
      explain whether these products would have to be qualified by your customers or by a
      designated governmental agency, and provide an objective range of what may be
      considered a long qualification period.

52.   To the extent possible, please provide an objective measure demonstrating the EBITDA
      improvements due to your turn-around plan in the Ravenswood facility.

Our Industrial Facilities and Offices, page 98

53.   With respect to each facility discussed, please expand your disclosure to indicate current production capacity and utilization rate. To the extent that you plan to construct, expand or improve any of these facilities, please discuss the nature and reason for these plans, the estimated amount of expenditures and the methods you plan to finance these plans, indicating also estimated dates of start and completion of these projects. Refer to Item 4.D. in Part I in Form 20-F.

Raw Materials and Supplies, page 100

Our Customers, page 100

54.   With respect to your multi-year supplier and customer contracts, please tell us what consideration you have given to filing these contracts as exhibits to your registration statement. In this regard, we also note disclosure related to the metal supply agreements on page 119. Please see Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

Trademarks, Patents, License and IT, page 102

55.   With a view towards disclosure, please tell us whether your business is dependent upon any of your patent families. See also Item 4.B.6 in Part I in Form 20-F. We note your disclosure that no single patent or patent application is critical to your business.

Governmental Regulation and Environmental, Health and Safety Matters, page 102

56.   Please expand your disclosure to discuss the effects that REACH may have on your operations. Refer to "Regulations regarding carbon dioxide emissions…" risk factor on page 28. In addition, please identify the regulatory body overseeing environmental compliance in the jurisdictions where a material portion of your business is conducted. See Item 4.B.8 in Part I in Form 20-F.

Litigation and Legal Proceedings, page 103

57.   Please disclose the aspects of your business exposing you to asbestos related claims.

Management, page 104

Executive Officers and Board of Directors, page 104

58.   To the extent that any director or member of senior manager was selected as such pursuant to any arrangement or understanding with Apollo, Rio Tinto or FSI, pursuant to the Shareholders Agreement or otherwise, please ensure that your disclosure makes that clear, as required by Item 6.A.5. of Form 20-F.

Board Structure, page 108

59. For each director, please indicate the date when their respective current term of office expires. See Item 6.C.1 in Part I in Form 20-F.

Compensation of Non-Employee Directors and Officers, page 110

60. Refer to Item 6.C.2 in Part I of Form 20-F. If there are no director service contracts providing post-employment termination benefits, please include an appropriate negative statement.

Officer Compensation, page 111

61. You state that the tabular disclosure sets forth the "approximate" remuneration paid to your executive officers in 2011. With a view towards disclosure, please tell us why you are unable to disclose the actual compensation paid to your executive officers.

Long Term Incentive Cash Plan, page 111

62. Please tell us why grants of cash awards under the long term incentive cash plan are not disclosed in the compensation table. In this regard, we note that 50 of your senior employees received such grants in 2011.

Management Equity Plan, page 113

63. Please revise to provide brief disclosure of the material terms and conditions of MEP.

64. Reference to "Constellium Management GmbH" at the end of the third paragraph on page 114 appears in error. Please revise.

65. Refer to your disclosure in the fourth paragraph on page 114. With a view towards disclosure, please explain to us how the amount of each grant under MEP is determined, and whether any performance-vesting tranches vested at the end of 2011. In addition, please tell us whether these tranches represent compensation related to performance and as such, whether related disclosure should be included in the Officer Compensation section.

66. In the third paragraph of your "Our History" discussion on page 48 you state that the Management KG shares are voted "in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo, Rio Tinto and FSI." Please supplement your disclosure here to explain how this proportional voting is achieved.

Principal and Selling Shareholders, page 115

67.   In light of the disclosure requirements of Item 6.E.1 in Part I of Form 20-F, please tell us what consideration you have given to disclosing here the executive officers' MEP participation interests.

68.   Given the U.S. address disclosed at the end of footnote (1), please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 in Part I of Form 20-F.

Description of Capital Stock, page 125

69.   Please include disclosure describing the material differences among, the Class A, Class B1 and Class B2 ordinary shares.

70.   Please expand your disclosure to incorporate (i) the requirements of Item 10.B.2. in Part I of Form 20-F, including, but not limited to, a summary of the applicable provisions of your articles of association regarding a director's power in the absence of an independent quorum to vote compensation to themselves or any members of their body; and (ii) the requirements of paragraph (b) of Item 10.B.3 in Part I of Form 20-F if cumulative voting in the election of directors is permitted.

71.   Refer to Item 10.B.9 in Part I of Form 20-F. Under a separate descriptive heading, please disclose the material differences between Dutch laws and the laws of United States, explaining also the effect that the applicable law would have on the noted disclosure items.

Liquidation Rights and Dissolution, page 130

72.   Please make clear any limits to the liabilities of shareholders, including whether shareholders may be liable for the debts of the corporation beyond the amount of distributions they receive.

Dutch Corporate Governance Code, page 131

73.   Supplementally advise, with a view to disclosure, how the "nature of your business" justifies your not following the Dutch Corporate Governance Code provision requiring that a majority of board members be non-executive directors who are independent.

Underwriting, page 135

74.   Please revise your disclosure to include each underwriter's address. See Item 9.B.1. in Part I of Form 20-F.

Ordinary Shares Eligible for Future Sale, page 136

Regulation S, page 136

75.   Revise your first sentence to state that Regulation S under the Securities Act
       provides that offers or sales, and reoffers or resales, of securities may occur without
       registration under Section 5 of the Securities Act provided that the offer or sale is made in an
       offshore transaction and no directed selling efforts are made in the U.S. (as those terms are
       defined in Regulation S) subject to certain other conditions.

Material U.S. Federal Income Tax Consequences, page 138

76.   We note your statement that, while you believe that you will not be a passive foreign
       investment company ("PFIC") for the current taxable year or in the foreseeable future,
       because PFIC status is a fact-intensive determination, "it is possible that [you] may become
       a PFIC due to changes in [your] income or asset composition or a decline in the market
       value of [your] equity" and "no assurance can be given that [you] are not, have not been, or
       will not become, classified as a PFIC." Accordingly, provide a risk factor that briefly
       discusses the risks to your U.S. holders should you be classified as a PFIC.

77.   Expand upon your PFIC discussion by describing the various elections that a U.S. holder
       may be able to take to mitigate the adverse consequences of PFIC tax status. Include in
       this discussion whether, should you be classified as a PFIC, you do not intend to furnish the
       information necessary for U.S. holders to make qualified electing fund elections that would
       provide some relief from the PFIC rules.

Enforcement of Judgments, page 154

78.   Please revise your discussion to:
       • consider moving the substance of the risk "United States civil liabilities may not be
         enforceable against us" on page 40 to this heading;
       • make clear whether shareholders may originate actions in the Netherlands to enforce
         liabilities against you based upon the U.S. federal securities laws.
       Refer to Item 101(g)(1) of Regulation S-K.

Where You Can Find Additional Information, page 154

79.   Disclose that your Form 20-F annual report will be due four months from the end of each
       fiscal year.

Financial Statements

Financial Statements for the Period Ended June 30, 2012

General

80. Please address the comments below related to the financial statements for the year ended December 31, 2011 in your interim financial statements as well to the extent applicable.

Unaudited Condensed Interim Consolidated Financial Statements of Changes in Equity, page F-5

81. Please disclose the nature of the line item described as allocation of previous year net loss.

Notes to the Financial Statements

Note 22. Related Party Transactions, page F-26

82. You disclose related party revenues for the year ended December 31, 2011 on page F-74. Please confirm that you did not have any related party revenues during the six months ended June 30, 2012 or June 30, 2011.

Financial Statements for the Year Ended December 31, 2011

General

83. It appears that you refer to minority interests instead of noncontrolling interests pursuant to IAS 27.4 in certain places, including page F-32. Please revise as necessary.

Consolidated Income Statement, page F-28

84. Please present basic and diluted earnings per share amounts from continuing operations on the face of your income statement.   Refer to IAS 33.66.

Consolidated Statement of Comprehensive Income (Loss), page F-29

85. Please disclose the amount of income tax related to each component of other comprehensive income either in the statement or in the notes to the financial statements. Refer to IAS 1.90.

Consolidated Statement of Changes in Equity, page F-31

86. Please present a reconciliation of each component of other comprehensive income in the statement or in the notes to the financial statements. Refer to IAS 1.106A, 1.106(d)(ii), and paragraph BC74A of IAS 1.

Consolidated Statement of Cash Flows, page F-32

87. Please help us understand how you determined it was appropriate to begin your determination of net cash flows from operating activities with net loss before minority interests and discontinued operations pursuant to IAS 7.18.

88. You present changes linked to discontinued activity in cash flows from financing activities. Please also present any net cash flows attributable to operating and investing activities of discontinued operations. Refer to IFRS 5.33(c).

89. Please tell us whether any liability amounts as of December 31, 2010, December 31, 2011, or June 30, 2012 include amounts owed related to property, plant and equipment. To the extent that you do have liabilities outstanding as of the end of any of these periods related to property, plant and equipment, please confirm that these amounts are excluded from your determination of cash flows of investing activities until the period in which a cash payment is made. Refer to IAS 7.16(a).

90. Please tell us how you determined it was appropriate to present cash flows related to factoring, term-loan, and other loans on a net rather than gross basis pursuant to IAS 7.22 through 24.

Note 2.5. Principles Governing the Preparation of the Consolidated Financial Statements, page F-36

Goodwill, page F-36

91. Please clarify what your cash-generating units are and expand your disclosures pursuant to IAS 36.134 and 135 to the extent applicable.

Revenue Recognition, page F-38

92. Please separately disclose the amount of revenues recognized for services provided related to tolling arrangements. Refer to IAS 18.35(c).

Deferred Tooling Revenue and Related Costs, page F-39

93. In a similar manner to the disclosures in the financial statements for the year ended December 31, 2010 on page F-99, please expand your disclosures to discuss how you account for tooling revenue and related costs. Please also provide the disclosures called for by IAS 11.39 through 45.

Leases, page F-41

Constellium as the Lessor, page F-41

94. Please provide the disclosures required by IAS 17.47 and 48 regarding your finance lease arrangements.

Note 2.6. Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty, page F-45

95. We remind you that IAS 1.129 states that the disclosures in IAS 1.125 should help users of the financial statements understand the judgments that you make about the future and other sources of estimation uncertainty. Your current disclosures appear to only provide a general discussion and in some cases appear to only repeat disclosures provided in Note 2.5. Please refer to the examples provided in IAS 1.125. For example, it would appear that you should provide a more detailed discussion regarding the assumptions used in determining the defined benefit obligation and net pension costs. You should consider disclosing how you derive estimates and related assumptions, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Please also consider providing quantitative as well as qualitative information when information is reasonably available.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-46

96. The sum of receivables on your statement of financial position for Engineered Aluminum Products as of December 31, 2010 appears to be approximately 200 million Euros higher than the amounts reflected in the table on page F-47 when taking the sum of long-term loans receivable, trade receivables and other, and short-term loans receivable. Please help us better understand why there would be such a significant difference.

97. You disclose on page 66 that an impairment charge was recorded related to property, plant and equipment and intangible assets during 2010 as a result of the pending acquisition. It appears the fair value of property, plant and equipment was further reduced by an additional 123 million Euros in recording the acquisition on January 4, 2011. Please help us better understand what resulted in the additional reduction in value when recording the acquisition.

98. Please expand your disclosures regarding acquired receivables, contingent liabilities and goodwill recorded related to the acquisition pursuant to IFRS 3.60. Refer to paragraphs B64(h),(j) and (k) of IFRS 3.

99. On January 4, 2011, Rio Tinto International Holdings Limited subscribed in class "A" shares to bring their equity holdings into Omega Holdco B.V., which is now referred to as Constellium Holdco B.V., to 39%. On this date, Constellium Holdco B.V. also acquired substantially all of the entities and business of Rio Tinto Engineered Aluminum Products

from Rio Tinto International Holdings Limited. Please tell us the form of consideration paid for the acquisition and how you differentiated between the consideration paid for the acquisition versus the consideration paid for the subscription of shares.

Note 10. Earnings Per Share, page F-51

100. Please disclose instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted earnings per share because they were antidilutive for the period presented. Refer to IAS 33.70(c).

Note 11. Property, Plant and Equipment, page F-52

101. Please disclose the amount of contractual commitments for the acquisition of property, plant and equipment pursuant to IAS 16.71(c).

102. The majority of your property, plant and equipment at December 31, 2011 is construction work in progress and therefore not currently being depreciated. Please disclose the nature of the items that are included in construction work in progress and when you expect to place these assets in service.

Note 16. Trade Receivables and Other

Factoring Arrangements, page F-56

103. In regards to your factoring arrangements, please address the following:
   - In December 2011, you amended the French factoring agreement to allow the partial derecognition of some receivables. Your disclosures on page F-17 indicate that you also amended the French factoring agreement in June 2012. Please disclose the nature of the amendments made which resulted in the partial derecognition of receivables;
   - Please provide the disclosures required by IFRS 7.13(c) and (d) including the total carrying amount of the original assets, the amount of assets you continue to recognize, and the carrying amount of associated liabilities in factoring arrangements in which you continue to recognize the assets to the extent of continuing involvement; and
   - Please disclose how you present cash flows related to factoring arrangements. Please specifically address any differences between those arrangements in which you derecognize receivables versus those that you do not.

104. Please provide additional clarity in your disclosures regarding the extent to which your arrangements resulted in derecognition of receivables versus those for which the sales of receivables did not qualify for derecognition. The borrowings amount disclosed on page F-

17 as of June 30, 2012 appears to indicate that a significant portion did not qualify for derecognition.

Note 19. Pension Liabilities and Other Post-Retirement Healthcare Obligations, page F-61

105. Please provide the following disclosures:
   - The actual return on plan assets pursuant to IAS 19.120A(m); and
   - The estimated expected contributions to be paid to the plan pursuant to IAS 19.120(q).

Note 20. Provisions, page F-66

106. Please expand your disclosures pursuant to IAS 37.85 to address the expected timing of outflows related to the provisions recorded. Please also describe any uncertainties about the amount or timing as well as the major assumptions made concerning future events in arriving at the provision amount.

107. In regards to the claims and lawsuits in France that your businesses have been subject to related to occupational diseases, please consider expanding your disclosures pursuant to Question 3 of SAB Topic 5:P, which would include disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. The disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

Note 21. Share Capital, page F-67

108. Please provide us with an analysis of any equity issuances since January 1, 2012 as well as any planned equity issuances. For each transaction,
   - identify the parties, including any related parties;
   - the purpose of the issuance;
   - how you accounted or will account for the issuance;
   - the nature of any consideration;
   - the fair value and your basis for determining the fair value; and
      o Indicate whether the fair value was contemporaneous or retrospective.
      o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

109. Class B2 Shares can be converted into Class B1 shares that give the same economic rights as Class A shares upon vesting. Please clarify what economic rights, if any, Class B2 Shares have prior to converting to Class B1 Shares. Please also clarify whether Class B1 and B2 shares have any rights to dividends.

Note 23. Financial Instruments, page F-71

110. Please provide the disclosures called for by IFRS 7.9 through 11 regarding changes in the fair value of your derivative assets and liabilities attributable to changes in credit risk.

Note 24. Commitments and Contingencies, page F-73

111. For any matter for which there is a possible or present obligation that may, but probably will not, require an outflow of resources, please provide the disclosures called for by IAS 37.86.

Note 26. Operating Segment Information, page F-75

112. Please separately present each significant reconciling item in your reconciliations, including amounts related to eliminations or reversal of transactions between segments and head office or regional administrative centers. Refer to IFRS 8.28.

113. Please provide the disclosures required by IFRS 8.34 regarding major customers.

114. Please help us understand why you are presenting a subtotal for EBITDA in the reconciliation between Segment Adjusted EBITDA and Net Loss. Alternatively, please remove this line item from your reconciliation.

Note 30. Share Equity Plan, page F-80

115. During 2011, some beneficiaries left and new participants were elected to the plan. Please disclose how you determined the price at which the new beneficiaries acquired shares, including if you determined it was the fair value on the transaction date, as well as the corresponding accounting for the issuance of the shares pursuant to IFRS 2.

Note 32. Subsequent Events, page F-82

116. Please provide the disclosures required by IAS 10.17 through 22 as applicable. Your disclosures should include the date when the financial statements were authorized to be issued and who gave that authorization.

<u>Waiver in Relation to the Constellium Rolled Products – Ravenswood LLC's ABL Facility, page F-82</u>

117. In regards to the waiver received related to the ABL Facility, please address the following:
   - Please disclose the terms of the waiver, including when it expires; and
   - Please disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future.

<u>Financial Statements for the Years Ended December 31, 2010 and December 31, 2009</u>

<u>General</u>

118. Please address the above comments as applicable.

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>Allocations from Owners, page F-97</u>

119. Please clearly disclose, if true, that the financial statement provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please clearly disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

   You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.


Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director


cc: Andrew J. Nussbaum, Esq.
   Karessa L. Cain, Esq.
   Alison Zieske, Esq.
   Wachtell, Lipton, Rosen & Katz